

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

John S. Bremner
Chief Executive Officer
Swiftmerge Acquisition Corp.
4318 Forman Ave.
Toluca Lake, CA 91602

   Re: Swiftmerge Acquisition Corp.
    Preliminary Proxy Statement on Schedule 14A
    Filed on April 3, 2023
    File No. 001-41164

Dear John S. Bremner:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Matthew R. Pacey, Esq.